Hitek Global Inc.

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

February 21, 2019

VIA EDGAR

Mara L. Ransom

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	HiTek Global Inc. Amendment No. 1 and 2 to Registration Statement on Form F-1 Filed December 31, 2018 and January 29, 2019 File No. 333-228498

Dear Ms. Ransom:

Hitek Global Inc. (the “Company”, “HiTek,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 11, 2019 regarding our Registration Statement on Form F-1 (the “Registration Statement”) submitted on November 20, 2018, amended on December 31, 2018 and January 29, 2019. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted accompanying this Response Letter is referred to as Amendment No. 3.

Prospectus Cover Page

1. Your disclosure is unclear as to the price at which you intend to offer your Class A Ordinary Shares. On your prospectus cover page, you have inserted a public offering price of $4.00 in the table, however, you also disclose an expected price range at which you will offer your shares in the first paragraph. If you intend to offer your shares at a fixed price of $4.00 until a market for your shares develops, please remove your reference to a price range.

Response: In response to the Staff’s comment, the Company has revised the Cover Page and remove the reference to a price range.

2. We note your disclosure on the prospectus cover page and in the Underwriting section that the over-subscription allotment may be exercised by a certain date, however, it does not seem practicable to set a particular date given that it cannot be known when the maximum offering amount will be sold, if at all. Please revise.

Response: In response to Staff’s comment, the Company and the underwriter agreed to remove the over-subscription option from this offering

Executive Compensation, page 64

3. Please update your executive compensation disclosure to include your recently completed fiscal year.

Response: In response to Staff’s comment, the Company has updated the executive compensation disclosure to include the recently completed fiscal year.

Underwriting, page 84

4. We note that you have granted the underwriter an over-subscription option. The use of an over-subscription option, however, may not be appropriate in an offering being conducted on best efforts, minimum-maximum basis. Tell us how the over-subscription option differs from a traditional over-allotment option that is more commonly used in firm commitment offerings. In this regard, please clarify whether you or the underwriter determines if and when to exercise the over-subscription option and confirm, if true, that in using the over-subscription option, the issuer does not establish a “short” position nor is the option used to cover a “short” position in connection with the best efforts offering.

Response: In response to Staff’s comment, the Company and the underwriter agreed to remove the over-subscription option from this offering.

Exhibit 99.3

5. Reference is made to the Company’s inclusion of audited financial statements in the Registration Statement as of December 31, 2018 and 2017 and for each of the two years then ended in the second paragraph. The audited periods currently included in your Registration Statement are for the annual periods December 31, 2017 and December 31, 2016. Please revise.

We note the following regarding the Company’s representations to the Commission:

●	Your representation in number two should confirm the Company is not required to comply with the 12-month updating requirement. Further, it is not clear why the Company has referred to an “interim period.”

●	The Company states in number four that it does not anticipate its audited financial statements for the fiscal year ended December 31, 2017 will be available until early April 2018. Since these financial statements are already included in the filing, it appears the Company may have intended to state audited financial statements for the year ended December 31, 2018 will not be available until April 2019.

Please refer to Instruction 2 to Item 8.A.4 of Form 20-F and revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised the representations.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xiaoyang Huang
Xiaoyang Huang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC